API Technologies Corp.

4705 S. Apopka Vineland Rd., Suite 210

Orlando, Florida 32819

September 19, 2011

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Gabriel Eckstein
Division of Corporation Finance

Re:	API Technologies Corp.
Amendment No. 1 to Post-Effective Amendment No. 6 on Form S-3
Registration No. 333-136586

Dear Mr. Eckstein:

API Technologies Corp. (the “Company”), the registrant in the above-referenced Registration Statement, hereby requests that effectiveness of such Registration Statement be accelerated and declared effective by the Securities and Exchange Commission (the “Commission”) as of 9:00 a.m. (Eastern Time) on Tuesday, September 20, 2011, or as soon thereafter as practicable.

The registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

API Technologies Corp.

By:	/s/ Brian R. Kahn
Brian R. Kahn, Chairman and
Chief Executive Officer